UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The Mosaic Company

(Name of Issuer)

Common Stock, par value US$0.01 per share

(Title of Class of Securities)

61945C 10 3

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61945C 10 3	Page 2 of 10

1	Names of reporting persons Temasek Holdings (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 22,904,616*
	7	Sole dispositive power 0
	8	Shared dispositive power 22,904,616*
9	Aggregate amount beneficially owned by each reporting person 22,904,616*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.18%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 318,867,804 shares of Common Stock, par value US$0.01 per share (“Shares”), comprising (i) 297,220,797 Shares reported as outstanding by The Mosaic Company as of November 1, 2013 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2013 and filed with the Securities and Exchange Commission (“SEC”) on November 5, 2013, and (ii) 21,647,007 Shares reported as issued by The Mosaic Company in its current report on Form 8-K filed with the SEC on December 10, 2013.

CUSIP No. 61945C 10 3	Page 3 of 10

1	Names of reporting persons Temasek Capital (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 22,904,616*
	7	Sole dispositive power 0
	8	Shared dispositive power 22,904,616*
9	Aggregate amount beneficially owned by each reporting person 22,904,616*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.18%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 318,867,804 Shares, comprising (i) 297,220,797 Shares reported as outstanding by The Mosaic Company as of November 1, 2013 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2013 and filed with the SEC on November 5, 2013, and (ii) 21,647,007 Shares reported as issued by The Mosaic Company in its current report on Form 8-K filed with the SEC on December 10, 2013.

CUSIP No. 61945C 10 3	Page 4 of 10

1	Names of reporting persons Seletar Investments Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 22,904,616*
	7	Sole dispositive power 0
	8	Shared dispositive power 22,904,616*
9	Aggregate amount beneficially owned by each reporting person 22,904,616*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.18%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 318,867,804 Shares, comprising (i) 297,220,797 Shares reported as outstanding by The Mosaic Company as of November 1, 2013 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2013 and filed with the SEC on November 5, 2013, and (ii) 21,647,007 Shares reported as issued by The Mosaic Company in its current report on Form 8-K filed with the SEC on December 10, 2013.

CUSIP No. 61945C 10 3	Page 5 of 10

1	Names of reporting persons Dunearn Investments (Mauritius) Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Mauritius
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 22,904,616*
	7	Sole dispositive power 0
	8	Shared dispositive power 22,904,616*
9	Aggregate amount beneficially owned by each reporting person 22,904,616*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.18%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 318,867,804 Shares, comprising (i) 297,220,797 Shares reported as outstanding by The Mosaic Company as of November 1, 2013 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2013 and filed with the SEC on November 5, 2013, and (ii) 21,647,007 Shares reported as issued by The Mosaic Company in its current report on Form 8-K filed with the SEC on December 10, 2013.

CUSIP No. 61945C 10 3	Page 6 of 10

1	Names of reporting persons Sherwood Investments Pte. Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Mauritius
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 18,548,988*
	7	Sole dispositive power 0
	8	Shared dispositive power 18,548,988*
9	Aggregate amount beneficially owned by each reporting person 18,548,988*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 5.82%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 318,867,804 Shares, comprising (i) 297,220,797 Shares reported as outstanding by The Mosaic Company as of November 1, 2013 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2013 and filed with the SEC on November 5, 2013, and (ii) 21,647,007 Shares reported as issued by The Mosaic Company in its current report on Form 8-K filed with the SEC on December 10, 2013.

Item 1(a).	Name of Issuer: The Mosaic Company
Item 1(b).	Address of Issuer’s Principal Executive Offices: 3033 Campus Drive Suite E490 Plymouth, Minnesota 55441 USA
Item 2(a).

Name of Person Filing:

(i)     Temasek Holdings (Private) Limited (“Temasek Holdings”).

(ii)    Temasek Capital (Private) Limited (“Temasek Capital”), a wholly-owned subsidiary of Temasek Holdings.

(iii)   Seletar Investments Pte Ltd (“Seletar”), a wholly-owned subsidiary of Temasek Capital.

(iv)   Dunearn Investments (Mauritius) Pte Ltd (“Dunearn”), a wholly-owned subsidiary of Seletar.

(v)    Sherwood Investments Pte. Ltd. (“Sherwood”), a wholly-owned subsidiary of Dunearn.

Item 2(b).

Address of Principal Business Office or, if none, Residence:

(i)     60B Orchard Road

 #06-18, The Atrium@Orchard,

 Singapore 238891

(ii)    60B Orchard Road

 #06-18, The Atrium@Orchard,

 Singapore 238891

(iii)   60B Orchard Road

 #06-18, The Atrium@Orchard,

 Singapore 238891

(iv)   c/o International Management (Mauritius) Limited

 Les Cascades,

 Edith Cavell Street,

 Port Louis, Mauritius

(v)    c/o International Management (Mauritius) Limited

 Les Cascades,

 Edith Cavell Street,

 Port Louis, Mauritius

Item 2(c).	Citizenship: (i) Singapore (ii) Singapore (iii) Singapore (iv) Mauritius (v) Mauritius

Item 2(d).	Title of Class of Securities: Common Stock, par value US$0.01 per share.
Item 2(e).	CUSIP Number: 61945C 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.
Item 4.

Ownership.

(a)    Amount beneficially owned:

As of December 31, 2013, Sherwood directly owned 18,548,988 Shares. Sherwood is wholly-owned by Dunearn, which in turn is wholly-owned by Seletar, which in turn is wholly-owned by Temasek Capital, which in turn is wholly-owned by Temasek Holdings.

As of December 31, 2013, Northbrooks Investments (Mauritius) Pte Ltd (“Northbrooks”) directly owned 4,355,628 Shares. Northbrooks is wholly-owned by Dunearn, which in turn is wholly-owned by Seletar, which in turn is wholly-owned by Temasek Capital, which in turn is wholly-owned by Temasek Holdings.

Accordingly, as of December 31, 2013, each of Temasek Holdings, Temasek Capital, Seletar and Dunearn may be deemed to have beneficially owned the 18,548,988 Shares owned directly by Sherwood and the 4,355,628 Shares owned directly by Northbrooks, being an aggregate of 22,904,616 Shares. There are no changes to the above shareholdings as of the date of this Schedule.

(b)    Percent of class:

As of December 31, 2013, the Shares that may be deemed to have been beneficially owned by Temasek Holdings, Dunearn, Seletar and Temasek Capital constituted approximately 7.18% of the Shares outstanding, including 5.82% directly and beneficially owned by Sherwood.

All percentage calculations in this Schedule are based on 318,867,804 Shares, comprising (i) 297,220,797 Shares reported as outstanding by The Mosaic Company as of November 1, 2013 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2013 and filed with the SEC on November 5, 2013, and (ii) 21,647,007 Shares reported as issued by The Mosaic Company in its current report on Form 8-K filed with the SEC on December 10, 2013.

(c)    Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)     Sole power to vote or to direct the vote:

 0.

(ii)    Shared power to vote or to direct the vote:

 Temasek Holdings: 22,904,616

 Temasek Capital: 22,904,616

 Seletar: 22,904,616

 Dunearn: 22,904,616

 Sherwood: 18,548,988

(iii)   Sole power to dispose or to direct the disposition of:

 0.

(iv)   Shared power to dispose or to direct the disposition of:

 Temasek Holdings: 22,904,616

 Temasek Capital: 22,904,616

 Seletar: 22,904,616

 Dunearn: 22,904,616

 Sherwood: 18,548,988

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.
Item 8.	Identification and Classification of Members of the Group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable
Item 10.

Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014	TEMASEK HOLDINGS (PRIVATE) LIMITED(1)

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Authorized Signatory

Dated: February 10, 2014	TEMASEK CAPITAL (PRIVATE) LIMITED(1)

	By:	/s/ Chia Yue Joo Lena
		Name:	Chia Yue Joo Lena
		Title:	Director

Dated: February 10, 2014	SELETAR INVESTMENTS PTE LTD(1)

	By:	/s/ Git Oi Chee
		Name:	Git Oi Chee
		Title:	Director

Dated: February 10, 2014	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD(1)

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

Dated: February 10, 2014	SHERWOOD INVESTMENTS PTE. LTD.(1)

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

(1)	This amendment is being filed jointly by Temasek Holdings (Private) Limited, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Sherwood Investments Pte. Ltd. pursuant to the Joint Filing Agreement dated February 7, 2013 filed as an exhibit to the statement on Schedule 13G filed by Temasek Holdings (Private) Limited, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Sherwood Investments Pte. Ltd with respect to the issuer on February 7, 2013.